UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)* MOOG INC. (Name of Issuer) CLASS B COMMON STOCK (Title of Class of Securities) 615394301 (CUSIP Number) December 31, 2021 (Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d) *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G CUSIP No. 615394301 1 Names of Reporting Persons Moog Inc. Stock Employee Compensation Trust, as amended and restated effective August 13, 2014, Robert T. Brady, as Trustee 2 Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ] 3 Sec Use Only 4 Citizenship or Place of Organization New York Number of Shares Beneficially Owned by Each Reporting Person With: 5 Sole Voting Power 0 6 Shared Voting Power 597,698 7 Sole Dispositive Power 0 8 Shared Dispositive Power 597,698 9 Aggregate Amount Beneficially Owned by Each Reporting Person 597,698 10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ] 11 Percent of class represented by amount in row (9) 13.9%(1) 12 Type of Reporting Person (See Instructions) OO (1) Based on 4,306,561 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share ("Class B Stock") outstanding on December 10, 2021, as provided by the Issuer.

SCHEDULE 13G CUSIP No. 615394301 1 Names of Reporting Persons Robert T. Brady, as Trustee 2 Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ] 3 Sec Use Only 4 Citizenship or Place of Organization New York Number of Shares Beneficially Owned by Each Reporting Person With: 5 Sole Voting Power 0 6 Shared Voting Power 597,698 7 Sole Dispositive Power 0 8 Shared Dispositive Power 597,698 9 Aggregate Amount Beneficially Owned by Each Reporting Person 597,698(2) 10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ] 11 Percent of class represented by amount in row (9) 13.9%(2) 12 Type of Reporting Person (See Instructions) IN, OO (2) Based on 4,306,561 voting shares of Moog Inc.'s Class B Stock outstanding on December 10, 2021, as provided by the Issuer.

Item 1. (a) Name of Issuer: This statement on Schedule 13G (this “Statement”) relates to Class B Stock of Moog Inc., a New York corporation (the “Issuer”). (b) Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 400 Jamison Road, East Aurora, New York 14052-0018. Item 2. (a) Name of Person Filing: This Statement is filed by the Moog Inc. Stock Employee Compensation Trust, as amended and restated effective August 13, 2014 (the “Trust”) and by Robert T. Brady in his capacity as trustee of the Trust (the “Trustee”). Robert T. Brady was appointed as Trustee by the Executive Committee of the Board of Directors of the Issuer on September 5, 2017. (b) Address of Principal Business Office or, if None, Residence: The address of the principal business office of the Trust is 400 Jamison Road, East Aurora, New York 14052-0018. The Trustee’s business address is 400 Jamison Road, East Aurora, New York 14052-0018. (c) Citizenship: The Trust is organized under the laws of the State of New York. Robert T. Brady is a citizen of the United States of America. (d) Title and Class of Securities: Class B Common Stock. (e) CUSIP No.: See cover page. Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: (a) [_] Broker or dealer registered under Section 15 of the Act; (b) [_] Bank as defined in Section 3(a)(6) of the Act; (c) [_] Insurance company as defined in Section 3(a)(19) of the Act; (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940; (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F); (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940; (j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J); (k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____ Item 4. Ownership (a) Amount Beneficially Owned: The Trust beneficially owns 597,698 shares of Class B Stock. (b) Percent of Class: The Trust's shares of Class B Stock represents 13.9% of the outstanding Class B Stock, based on 4,306,561 voting shares of Class B Stock outstanding on December 10, 2021. (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote: 0 (ii) Shared power to vote or to direct the vote: 597,698(3) (iii) Sole power to dispose or to direct the disposition of: 0 (iv) Shared power to dispose or to direct the disposition of: 597,698(3) (3) Represents shares owned by the Trust. Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Item 6. Ownership of more than Five Percent on Behalf of Another Person. Not applicable. Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable. Item 8. Identification and classification of members of the group. Not applicable. Item 9. Notice of Dissolution of Group. Not applicable. Item 10. Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11. SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 11, 2022 Robert T. Brady, individually and as trustee of the Moog Inc. Stock Employee Compensation Trust, as amended By: /s/ Christopher P. Donnini as Power of Attorney for Robert T. Brady Robert T. Brady, individually and as Trustee